Global Cancer Technology, Inc.
Consolidated Statement of Stockholders' Deficit
Unaudited

	Common Stock		Additional	Accumulated	Total
	Number of Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance December 31, 2015	10,336,000	$ 10,336	$ 184,164	(188,574)	$ 5,926
Shares issued for cash	108,000	108	44,392	-	44,500
Shares issued for services	80,000	80	27,420	-	27,500
Loss from operations in 2016	-	-	-	(140,333)	(140,333)
Balance December 31, 2016	10,524,000	10,524	255,976	(328,907)	(62,407)
Shares issued for cash	331,000	331	77,169	-	77,500
Shares issued for services	342,300	342	144,233	-	144,575
Loss from operations in 2017	-	-	-	(374,218)	(374,218)
Balance December 31, 2017	11,197,300	11,197	477,378	(703,125)	(214,550)
Shares issued for cash	71,400	71	25,629	-	25,700
Shares issued for services	292,500	293	123,457	-	123,750
Loss from operations in 2017	-	-	-	(359,128)	(359,128)
Balance December 31, 2018	11,561,200	$ 11,561	$ 626,464	$ (1,062,253)	$ (424,228)